August 17, 2010
VIA EDGAR AND FACSIMILE
Kathleen Collins, Accounting Branch Chief
Melissa Feider, Staff Accountant
Maryse Mills-Apenteng, Special Counsel
Ryan Houseal, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ctrip.com International, Ltd. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed on February 3, 2010 (the “2009 20-F”)
Forms 6-K Filed February 3, 2010 and May 12, 2010
File No. 001-33853
Dear Ms. Collins, Ms. Feider, Ms. Mills-Apenteng and Mr. Houseal:
The Company has received the letter dated August 11, 2010 from the staff of the Securities and Exchange Commission regarding the 2009 Form 20-F and would like to request an extension to the deadline for responding to the letter. We will provide our response to the letter via EDGAR as soon as possible, in any event no later than September 10, 2010.
If you have any additional questions or comments regarding the 2009 Form 20-F, please contact the Company’s U.S. counsel, Julie Gao of Skadden, Arps, Slate, Meagher & Flom at (852) 3740 4850. Thank you very much.

Very truly yours,
/s/ Min Fan
Min Fan
President and Chief Executive Officer

cc:	Jane Jie Sun, Chief Financial Officer, Ctrip.com International, Ltd.
Z. Julie Gao, Esq., Skadden, Arps, Slate, Meagher & Flom, Hong Kong
Alison Wong, PricewaterhouseCoopers Zhong Tian CPAs Limited Company